新世界發展有限公司
New World Development Company Limited

03 JAN 24 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 14, 2003

03003463

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated January 13, 2003 in connection with the connected transaction between the Company, New World Infrastructure Limited and Pacific Ports Company Limited in duplicate for your files.

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DELAY IN COMPLETION OF THE REORGANISATION

REVISED TIMETABLES FOR THE DISTRIBUTION AND CONSOLIDATION OF THE EXISTING PPC SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003.

As a result of the delay in completion of the Reorganisation, the expected timetables for the Distribution and the consolidation of the Existing PPC Shares respectively will be revised. The revised timetables for the Distribution and the consolidation of the Existing PPC Shares respectively are set out below.

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002 and 15 November, 2002 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars.

DELAY IN COMPLETION OF THE REORGANISATION

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. It is now anticipated that completion of the Infrastructure Assets Sale Agreement will not occur on 15 January, 2003 as previously envisaged. All other conditions precedent to completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement have been satisfied in principle or waived. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003. Since completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement and the Distribution are inter-conditional and will take place simultaneously, delay in completion of the Infrastructure Assets Sale Agreement will result in a delay in completion of the Reorganisation.

REVISED TIMETABLE FOR THE DISTRIBUTION

Immediately following Completion and conversion in full of the Preference Shares, the PPC Distribution Shares will be distributed to the NWI Shareholders by way of a distribution in specie in the ratio of 5.87 PPC Distribution Shares (rounded to two decimal places) to one NWI Share held on the Record Date.

As a result of the delay in completion of the Reorganisation, the distribution in specie of the PPC Distribution Shares is expected to take place on or about 30 January, 2003 instead of 15 January, 2003 as previously envisaged. The revised timetable for the Distribution is set out below.

	2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January
Record Date	9 January
Distribution in specie of the PPC Distribution Shares	on or about 30 January

Definitive share certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders, at their own risk, by no later than 10 February, 2003, assuming that completion of the Reorganisation will take place on 30 January, 2003.

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

REVISED TIMETABLE FOR CONSOLIDATION OF THE EXISTING PPC SHARES

Assuming that completion of the Reorganisation will take place on 30 January, 2003 and the Change of Name will become effective on or before 7 February, 2003, the timetable for the consolidation of the Existing PPC Shares will be as follows:

	2003
Date of Completion	Thursday, 30 January
Effective date of the Change of Name	on or before Friday, 7 February
Effective date of the Share Consolidation	Monday, 10 February
Dealings in Consolidated Shares commence	9:30 a.m. on Monday, 10 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Monday, 10 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Monday, 10 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Monday, 10 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Monday, 24 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Monday, 24 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Monday, 17 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Monday, 17 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Thursday, 20 March

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

This statement is made at the request of the Stock Exchange.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors wish to inform the NWI Shareholders that Mr. Chan Wing-Tak, Douglas ("Mr. Chan"), a director of NWI, acquired 600,000 NWI Shares at the price of HK$0.64 per NWI Share in the open market on 13 January, 2003. Furthermore, the spouse of Mr. Chan acquired 400,000 NWI Shares at the price of HK$0.60 per NWI Share in the open market on 13 January, 2003. As at 12 January, 2003, Mr. Chan held 700,000 NWI Shares, representing approximately 0.07 per cent of the issued share capital of NWI. As at 13 January, 2003, Mr. Chan and his spouse together hold 1,700,000 NWI Shares, representing approximately 0.18 per cent of the issued share capital of NWI.

Save for the dealings in the NWI Shares and the delay in completion of the Reorganisation as disclosed above, the NWI Directors wish to state that they are not aware of any reasons for the increases in price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the NWI Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of NWI, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

This statement is made at the request of the Stock Exchange.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed above, they are not aware of any reasons for such increases.

The directors of PPC also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the directors of PPC aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of PPC, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 13 January, 2003

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DELAY IN COMPLETION OF THE REORGANISATION

REVISED TIMETABLES FOR THE DISTRIBUTION AND CONSOLIDATION OF THE EXISTING PPC SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003.

As a result of the delay in completion of the Reorganisation, the expected timetables for the Distribution and the consolidation of the Existing PPC Shares respectively will be revised. The revised timetables for the Distribution and the consolidation of the Existing PPC Shares respectively are set out below.

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002 and 15 November, 2002 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars.

DELAY IN COMPLETION OF THE REORGANISATION

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. It is now anticipated that completion of the Infrastructure Assets Sale Agreement will not occur on 15 January, 2003 as previously envisaged. All other conditions precedent to completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement have been satisfied in principle or waived. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003. Since completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement and the Distribution are inter-conditional and will take place simultaneously, delay in completion of the Infrastructure Assets Sale Agreement will result in a delay in completion of the Reorganisation.

REVISED TIMETABLE FOR THE DISTRIBUTION

Immediately following Completion and conversion in full of the Preference Shares, the PPC Distribution Shares will be distributed to the NWI Shareholders by way of a distribution in specie in the ratio of 5.87 PPC Distribution Shares (rounded to two decimal places) to one NWI Share held on the Record Date.

As a result of the delay in completion of the Reorganisation, the distribution in specie of the PPC Distribution Shares is expected to take place on or about 30 January, 2003 instead of 15 January, 2003 as previously envisaged. The revised timetable for the Distribution is set out below.

	2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January
Record Date	9 January
Distribution in specie of the PPC Distribution Shares	on or about 30 January

Definitive share certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders, at their own risk, by no later than 10 February, 2003, assuming that completion of the Reorganisation will take place on 30 January,

... PPC Distribution Shares, they do so entirely at their own risk.

REVISED TIMETABLE FOR CONSOLIDATION OF THE EXISTING PPC SHARES

Assuming that completion of the Reorganisation will take place on 30 January, 2003 and the Change of Name will become effective on or before 7 February, 2003, the timetable for the consolidation of the Existing PPC Shares will be as follows:

	2003
Date of Completion	Thursday, 30 January
Effective date of the Change of Name	on or before Friday, 7 February
Effective date of the Share Consolidation	Monday, 10 February
Dealings in Consolidated Shares commence	9:30 a.m. on Monday, 10 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Monday, 10 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Monday, 10 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Monday, 10 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Monday, 24 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Monday, 24 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Monday, 17 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Monday, 17 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Thursday, 20 March

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

This statement is made at the request of the Stock Exchange.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors wish to inform the NWI Shareholders that Mr. Chan Wing-Tak, Douglas (**"Mr. Chan"**), a director of NWI, acquired 600,000 NWI Shares at the price of HK$0.64 per NWI Share in the open market on 13 January, 2003. Furthermore, the spouse of Mr. Chan acquired 400,000 NWI Shares at the price of HK$0.60 per NWI Share in the open market on 13 January, 2003. As at 12 January, 2003, Mr. Chan held 700,000 NWI Shares, representing approximately 0.07 per cent of the issued share capital of NWI. As at 13 January, 2003, Mr. Chan and his spouse together hold 1,700,000 NWI Shares, representing approximately 0.18 per cent of the issued share capital of NWI.

Save for the dealings in the NWI Shares and the delay in completion of the Reorganisation as disclosed above, the NWI Directors wish to state that they are not aware of any reasons for the increases in price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the NWI Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of NWI, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

This statement is made at the request of the Stock Exchange.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed above, they are not aware of any reasons for such increases.

The directors of PPC also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the directors of PPC aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of PPC, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 13 January, 2003